UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

NATIONAL STEEL COMPANY

(Translation of Registrant’s Name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three Months Ended March 31, 2026.	Page 3

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Companhia Siderúrgica Nacional’s financial condition and results of operations should be read in conjunction with our consolidated interim financial information as of March 31, 2026 and for the three months then ended, as furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on May 29, 2026, and the information presented under the sections entitled “Presentation of Financial and Other Data,” “Item 3. Key Information—Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F, filed with the SEC on April 30, 2026 (which we refer to as our “2025 Annual Report”), which includes our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. References in this discussion to “CSN,” “we,” “us” and “our” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our 2025 Annual Report. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026.

We disclose certain non-IFRS financial measures, which are not defined under Brazilian generally accepted accounting principles (“Brazilian GAAP”), or under the International Financial Reporting Standards (“IFRS”), specifically EBITDA, Adjusted EBITDA, Gross Debt and Adjusted Net Debt. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. We believe the non-IFRS financial measures that we use are helpful to understand our profitability and indebtedness. Potential investors should not rely on information not defined under Brazilian GAAP or IFRS as a substitute for the IFRS measures of earnings, cash flows or net income/(loss) in making an investment decision.

Consolidated Results of Operations

The following table presents certain financial information with respect to our results of operations for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026(1)	2026	2025
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net revenue	2,031.6	10,603.8	10,907.6
Cost of goods sold and services rendered	(1,548.3)	(8,081.1)	(8,375.4)
Gross profit	483.3	2,522.7	2,532.2
Operating (expenses)/income
Selling expenses	(210.2)	(1,096.9)	(1,060.2)
General and administrative expenses	(46.2)	(241.0)	(217.4)
Equity in results of affiliated companies	4.6	23.8	78.4
Other operating (expenses)/income, net	(175.2)	(914.3)	(445.4)
Other operating income	1.2	6.4	65.8
Other operating expenses	(176.4)	(920.7)	(511.2)
Total	(427.0)	(2,228.4)	(1,644.6)
Income before financial income (expenses)	56.3	294.3	887.6
Financial income (expenses), net
Financial income	62.8	327.6	555.1
Financial expenses	(295.6)	(1,543.0)	(1,700.4)
Other financial items, net	(17.5)	(91.4)	(705.0)
Total financial income (expenses), net	(250.3)	(1,306.8)	(1,850.3)
Income before income taxes	(194.0)	(1,012.5)	(962.7)
Income tax and social contribution	87.7	457.5	231.1
Net income/(loss) for the period	(106.3)	(555.0)	(731.6)
Earnings attributable to the controlling interests	(117.9)	(615.5)	(619.1)
Earnings attributable to the non-controlling interests	11.6	60.5	(112.5)

______________

(1)	Translated solely for the convenience of the reader at the rate of R$5.2194 to US$1.00, which was the U.S. dollar selling rate as reported by the Central Bank as of March 31, 2026.

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Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025

We maintain integrated operations in five business segments: steel, mining, cement, logistics, and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity, MRS Logística S.A. (“MRS”), reflected in the figures presented below.

Our consolidated results for the three months ended March 31, 2026 and 2025 by business segment are presented below:

	Three months ended March 31, 2026
			Logistics
	Steel	Mining	Port	Railroads(1)	Land Transport	Energy	Cement	Corporate expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
In Brazil	3,832.2	317.4	78.7	688.9	297.4	202.7	1,256.1	(1,250.6)	5,422.7
Abroad	1,767.7	2,868.8	–	–	5.8	–	–	538.7	5,181.0
Total net revenue	5,599.9	3,186.2	78.7	688.9	303.2	202.7	1,256.1	(711.9)	10,603.8
Cost of sales and services	(5,245.4)	(2,101.2)	(62.0)	(412.3)	(268.5)	(154.5)	(823.4)	986.2	(8,081.1)
Gross profit	354.5	1,085.0	16.8	276.6	34.7	48.2	432.7	274.3	2,522.7
General and administrative expenses	(329.5)	(77.1)	(3.2)	(64.3)	(11.8)	(8.7)	(260.2)	(583.0)	(1,337.9)
Other operating (expenses)/income, net	(289.7)	(146.7)	(3.1)	3.3	(1.9)	1.5	(29.6)	(448.0)	(914.2)
Equity in results of affiliated companies	–	–	–	–	–	–	–	23.8	23.8
Operating result before financial income and taxes	(264.7)	861.2	10.4	215.7	21.0	40.9	142.8	(733.0)	294.4
Other operating (expenses)/income, net	289.7	146.7	(3.1)	3.3	1.9	(1.5)	29.6	448.0	914.2
Depreciation	368.4	366.4	11.1	136.4	32.3	22.4	220.0	(15.2)	1,141.9
Net book value of assets sold	–	–	–	–	19.2	–	–	–	19.2
Equity in results of affiliated companies	–	–	–	–	–	–	–	(23.8)	(23.8)
Proportionate EBITDA of MRS	–	–	–	–	–	–	–	300.1	300.1
Adjusted EBITDA(2)	393.4	1,374.3	24.6	348.8	74.4	61.9	392.5	(23.8)	2,646.0

	Three months ended March 31, 2025
			Logistics
	Steel	Mining	Port	Railroads(1)	Land Transport	Energy	Cement	Corporate expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
In Brazil	4,217.2	429.1	85.6	685.1	–	178.4	1,101.7	(1,181.7)	5,515.5
Abroad	1,889.9	3,003.0	–	–	–	–	0.0	499.2	5,392.1
Total net revenue	6,107.1	3,432.1	85.6	685.1	–	178.4	1,101.7	(682.5)	10,907.6
Cost of sales and services	(5,663.5)	(2,283.6)	(61.8)	(420.3)	–	(112.6)	(807.4)	973.9	(8,375.4)
Gross profit	443.6	1,148.5	23.8	264.8	–	65.8	294.3	291.4	2,532.2
General and administrative expenses	(339.3)	(66.2)	(2.8)	(62.6)	–	(9.1)	(261.5)	(536.1)	(1,277.6)

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Other operating (expenses)/income, net	(43.8)	(45.3)	(2.9)	16.6	–	(97.0)	(30.2)	(242.8)	(445.4)
Equity in results of affiliated companies	–	–	–	–	–	–	–	78.4	78.4
Operating result before financial income and taxes	60.5	1,036.9	18.0	218.8	–	(40.3)	2.6	(409.0)	887.6
Other operating (expenses)/income, net	43.8	45.3	2.9	(16.6)	–	97.0	30.2	242.8	445.4
Depreciation	380.2	318.3	12.9	119.3	–	22.2	208.4	(89.2)	972.0
Equity in results of affiliated companies	–	–	–	–	–	–	–	(78.4)	(78.4)
Proportionate EBITDA of MRS	–	–	–	–	–	–	–	283.0	283.0
Adjusted EBITDA(2)	484.5	1,400.6	33.9	321.5	–	78.9	241.2	(51.4)	2,509.1

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our consolidated interim financial information as of March 31, 2026 or our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and is reflected only in equity in results of affiliated companies.
(2)	We calculate EBITDA as net income/(loss) for the period plus financial income (expenses), net, income tax and social contribution and depreciation, amortization and depletion classified as cost of sales, selling expenses or general and administrative expenses, as presented in note 26, expenses by nature, of our consolidated interim financial information. We calculate Adjusted EBITDA as net income/(loss) for the period plus financial income (expenses), net, income tax and social contribution, and depreciation, amortization and depletion classified as cost of sales, selling expenses or general and administrative expenses, as presented in note 26, expenses by nature, of our consolidated interim financial information, plus other operating (expenses)/income, net, less equity in results of affiliated companies, plus net book value of assets sold, plus the Proportionate Adjusted EBITDA of MRS. We calculate net book value of assets sold as the write-off of residual amounts related to vehicles of the Estrela group, acquired in April 2025, due to the sale of these vehicles as part of the group’s integration process. EBITDA and Adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income/(loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and Adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA, Adjusted EBITDA, or similarly titled measures, used by other companies. We calculate Proportionate Adjusted EBITDA of MRS (MRS Logística S.A.) considering the direct and the indirect equity interest of 37.49% of CSN in MRS, recognized in the consolidated statements of income of CSN. For more information about the nature of all items included in other operating (expenses)/income, net, see note 27 to our consolidated interim financial information as of March 31, 2026.

Our consolidated results for the years ended December 31, 2025, 2024 and 2023 by business segment are presented below:

	Year ended December 31, 2025
			Logistics
	Steel	Mining	Port	Railroads(1)	Land Transport	Energy	Cement	Corporate expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
In Brazil	16,005.1	1,621.8	303.8	3,114.4	935.6	682.1	4,906.0	(5,282.9)	22,286.0
Abroad	6,020.7	13,778.7	–	–	20.4	–	0.0	2,692.3	22,512.0
Total net revenue	22,025.8	15,400.5	303.8	3,114.4	955.9	682.1	4,906.0	(2,590.6)	44,797.9
Cost of sales and services	(19,980.0)	(10,052.7)	(242.9)	(1,734.8)	(833.2)	(480.4)	(3,353.1)	4,272.9	(32,404.2)
Gross profit	2,045.8	5,347.8	60.9	1,379.6	122.8	201.6	1,552.9	1,682.3	12,393.7
General and administrative expenses	(1,304.1)	(341.6)	(13.7)	(293.0)	(48.8)	(35.4)	(1,123.9)	(2,851.8)	(6,012.3)
Other operating (expenses)/income, net	(1,151.2)	(436.6)	(9.2)	(39.8)	(13.0)	(32.8)	308.3	(709.1)	(2,083.5)
Equity in results of affiliated companies	–	–	–	–	–	–	–	518.7	518.7

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Operating result before financial income and taxes	(409.5)	4,569.6	38.0	1,046.8	60.9	133.4	737.3	(1,359.9)	4,816.7
Other operating (expenses)/income, net	1,151.2	436.6	9.2	39.8	13.0	32.8	(308.3)	709.1	2,083.5
Depreciation	1,452.6	1,302.9	46.6	507.3	99.2	89.2	861.0	(383.0)	3,976.0
Net book value of assets sold…	-	-	-	-	72.2	-	-	-	72.2
Equity in results of affiliated companies	-	-	-	-	-	-	-	(518.7)	(518.7)
Proportionate EBITDA of MRS	-	-	-	-	-	-	-	1,366.0	1,366.0
Adjusted EBITDA(2)	2,194.2	6,309.1	93.8	1,593.9	245.4	255.4	1,290.0	(186.5)	11,795.4

	Year ended December 31, 2024
			Logistics
	Steel	Mining	Port	Railroads(1)	Energy	Cement	Corporate expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
In Brazil	16,901.5	1,510.6	352.5	2,892.0	521.5	4,766.3	(4,604.0)	22,340.4
Abroad	6,277.2	11,582.1	–	–	–	–	3,487.8	21,347.1
Total net revenue	23,178.7	13,092.6	352.5	2,892.0	521.5	4,766.3	(1,116.2)	43,687.5
Cost of sales and services	(21,759.4)	(8,202.3)	(262.1)	(1,674.4)	(419.1)	(3,384.4)	3,711.0	(31,990.7)
Gross profit	1,419.2	4,890.3	90.4	1,217.6	102.3	1,381.9	2,594.8	11,696.8
General and administrative expenses	(1,290.0)	(267.2)	(11.3)	(266.1)	(48.7)	(815.8)	(3,610.2)	(6,309.3)
Other operating (expenses)/income, net	(864.1)	(10.8)	(13.3)	270.0	(61.1)	(94.9)	(791.4)	(1,565.5)
Equity in results of affiliated companies	–	–	–	–	–	–	448.0	448.0
Operating result before financial income and taxes	(734.8)	4,612.4	65.8	1,221.5	(7.4)	471.2	(1,358.8)	4,270.0
Other operating (expenses)/income, net	864.1	10.8	13.3	(270.0)	61.1	94.9	791.4	1,565.5
Depreciation	1,473.7	1,175.7	50.9	445.2	89.2	794.4	(338.4)	3,690.7
Equity in results of affiliated companies	–	–	–	–	–	–	(448.0)	(448.0)
Proportionate EBITDA of MRS	–	–	–	–	–	–	1,151.9	1,151.9
Adjusted EBITDA(2)	1,603.0	5,798.9	130.0	1,396.7	142.9	1,360.5	(201.9)	10,230.1

	Year ended December 31, 2023
			Logistics
	Steel	Mining	Port	Railroads(1)	Energy	Cement	Corporate expenses/ Elimination	Consolidated
	(in millions of R$)
Net revenue
In Brazil	16,516.3	1,804.2	265.9	2,644.9	545.8	4,510.6	(4,209.1)	22,078.5
Abroad	6,201.2	15,331.5	–	–	–	–	1,826.7	23,359.4
Total net revenue	22,717.5	17,135.5	265.9	2,644.9	545.7	4,510.6	(2,382.4)	45,438.0
Cost of sales and services	(21,008.0)	(9,931.9)	(248.9)	(1,492.7)	(441.3)	(3,644.4)	3,292.0	(33,475.2)

6

Gross profit	1,709.5	7,203.8	17.0	1,152.2	104.5	866.2	909.6	11,962.8
General and administrative expenses	(1,218.8)	(421.2)	(10.5)	(218.9)	(57.9)	(557.6)	(2,005.1)	(4,489.9)
Other operating (expenses)/income, net	(1,065.2)	(974.6)	(0.7)	10.4	188.9	(253.9)	(542.0)	(2,637.2)
Equity in results of affiliated companies	–	–	–	–	–	–	351.1	351.1
Operating result before financial income and taxes	(574.5)	5,808.0	5.8	943.7	235.5	54.7	(1,286.4)	5,186.7
Other operating (expenses)/income, net	1,065.2	974.6	0.7	(10.4)	(188.9)	253.9	542.0	2,637.2
Depreciation	1,330.1	1,060.5	47.7	405.7	96.9	666.4	(316.2)	3,291.1
Equity in results of affiliated companies	–	–	–	–	–	–	(351.1)	(351.1)
Proportionate EBITDA of MRS	–	–	–	–	–	–	1,142.7	1,142.7
Adjusted EBITDA(2)	1,820.8	7,843.1	54.2	1,339.0	143.5	975.0	(268.5)	11,906.7

_____________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our consolidated interim financial information as of March 31, 2026 or our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and is reflected only in equity in results of affiliated companies.
(2)	We calculate EBITDA as net income/(loss) for the period plus financial income (expenses), net, income tax and social contribution and depreciation, amortization and depletion classified as cost of sales, selling expenses or general and administrative expenses, as presented in note 26, expenses by nature, of our consolidated interim financial information. We calculate Adjusted EBITDA as net income/(loss) for the period plus financial income (expenses), net, income tax and social contribution, and depreciation, amortization and depletion classified as cost of sales, selling expenses or general and administrative expenses, as presented in note 26, expenses by nature, of our consolidated interim financial information, plus other operating (expenses)/income, net, less equity in results of affiliated companies, plus net book value of assets sold, plus the Proportionate Adjusted EBITDA of MRS. We calculate net book value of assets sold as the write-off of residual amounts related to vehicles of the Estrela group, acquired in April 2025, due to the sale of these vehicles as part of the group’s integration process. EBITDA and Adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income/(loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and Adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA, Adjusted EBITDA, or similarly titled measures, used by other companies. We calculate Proportionate Adjusted EBITDA of MRS (MRS Logística S.A.) considering the direct and the indirect equity interest of 37.49% of CSN in MRS, recognized in the consolidated statements of income of CSN. For more information about the nature of all items included in other operating (expenses)/income, net, see note 27 to our consolidated interim financial information as of March 31, 2026.

Net Revenue

Net revenue decreased R$303.8 million, or 2.8%, from R$10,907.6 million in the three months ended March 31, 2025 to R$10,603.8 million in the three months ended March 31, 2026. This decrease was mainly due to a decrease in net revenue in the mining and steel segments, partially offset by an increase in net revenue in the cement, logistics and energy segments, due to the reasons discussed below.

Net domestic revenues decreased R$92.8 million, or 1.7%, from R$5,515.6 million in the three months ended March 31, 2025 to R$5,422.7 million in the three months ended March 31, 2026, mainly due to a decrease in net domestic revenues in the mining and steel segments, partially offset by an increase in net domestic revenues in the cement, logistics and energy segments, due to the reasons discussed below.

Net revenue from exports and sales abroad decreased R$211.1 million, or 3.9%, from R$5,392.1 million in the three months ended March 31, 2025 to R$5,181.0 million in the three months ended March 31, 2026, mainly due to a decrease in net revenue from exports and sales abroad in the mining and steel segments, due to the reasons discussed below.

7

Steel

Steel net revenue decreased R$507.2 million, or 8.3%, from R$6,107.1 million in the three months ended March 31, 2025 to R$5,599.9 million in the three months ended March 31, 2026, mainly due to (i) a 2.5% decrease in total sales volume, from 1,144 thousand tons in the three months ended March 31, 2025 to 1,116 thousand tons in the three months ended March 31, 2026, driven by pressures from imported material on domestic sales, particularly during the first two months of the quarter, when orders were anticipated in an effort to avoid protective measures, (ii) a 7.4% decrease in average prices per ton of steel sold, from R$5,247 per ton in the three months ended March 31, 2025 to R$4,856 per ton in the three months ended March 31, 2026, driven by the appreciation of the Brazilian real against the U.S. dollar during the period and (iii) a shift in our sales mix toward lower value-added products, which carry lower prices per ton. Steel net domestic revenues decreased R$385.0 million, or 9.1%, from R$4,217.2 million in the three months ended March 31, 2025 to R$3,832.2 million in the three months ended March 31, 2026, due to the reasons discussed above. Steel net revenue from exports and sales abroad decreased R$122.2 million, or 6.5%, from R$1,889.9 million in the three months ended March 31, 2025 to R$1,767.7 million in the three months ended March 31, 2026, due to the reasons discussed above.

Mining

Mining net revenue decreased R$245.9 million, or 7.2%, from R$3,432.1 million in the three months ended March 31, 2025 to R$3,186.2 million in the three months ended March 31, 2026, mainly due to the appreciation of the Brazilian real against the U.S. dollar during the period, which negatively affects the mining segment, as its revenues are primarily denominated in U.S. dollars. Sales volumes and prices remained at similar levels. Total sales volume decreased 0.04%, from 9,640 thousand tons in the three months ended March 31, 2025 to 9,636 thousand tons in the three months ended March 31, 2026. Unit net revenue increased 0.99%, from US$ 61.96/ton in the three months ended March 31, 2025 to US$ 62.57/ton in the three months ended March 31, 2026. In addition, iron ore production decreased 1.4%, from 10,210 thousand tons in the three months ended March 31, 2025 to 10,063 thousand tons in the three months ended March 31, 2026, reflecting a decrease in third-party purchases and the impact of heavier rainfall during the quarter as compared to the prior year.

Cement

Cement net revenue increased R$154.4 million, or 14.0%, from R$1,101.7 million in the three months ended March 31, 2025 to R$1,256.1 million in the three months ended March 31, 2026, mainly due to higher average prices during the period, following price increases implemented in recent months, as well as a more favorable commercial environment characterized by consistent demand and higher capacity utilization among domestic producers. Total sales volumes decreased 4.38%, from 3,204 million tons in the three months ended March 31, 2025 to 3,064 million tons in the three months ended March 31, 2026, which reflected our commercial strategy of prioritizing value over volumes, given the more favorable market conditions observed during the period.

Logistics

Railroad logistics net revenue increased R$3.8 million, or 0.6%, from R$685.1 million in the three months ended March 31, 2025 to R$688.9 million in the three months ended March 31, 2026, due to the increase in the volumes transported by MRS.

Port logistics net revenue decreased R$6.9 million, or 8.1%, from R$85.6 million in the three months ended March 31, 2025 to R$78.7 million in the three months ended March 31, 2026, due to a reduction in shipments due to tariff impacts on operations. In the three months ended March 31, 2026, port logistics handled 211 tons of steel products, 6 tons of general cargo, 31 containers and 255 tons of bulk.

We did not record any net revenue from land transport logistics in the three months ended March 31, 2025. After the acquisition of Estrela in April 2025, we recorded net revenue from land transport logistics of R$303.2 million in the three months ended March 31, 2026.

Energy

Energy net revenue increased R$24.3 million, or 13.6%, from R$178.4 million in the three months ended March 31, 2025 to R$202.7 million in the three months ended March 31, 2026, mainly due to the elevated prices recorded in the period.

8

Cost of Goods Sold and Services Rendered

Cost of goods sold and services rendered decreased R$294.3 million, or 3.5%, from R$8,375.4 million in the three months ended March 31, 2025 to R$8,081.1 million in the three months ended March 31, 2026, mainly due to the 24.0% decrease in volumes of iron ore purchases from third parties during the period, from 2,641 thousand tons in the three months ended March 31, 2025 to 2.008 thousand tons in the three months ended March 31, 2026.

Steel

Steel cost of sales and services decreased R$418.1 million, or 7.4%, from R$5,663.5 million in the three months ended March 31, 2025 to R$5,245.4 million in the three months ended March 31, 2026, mainly due to the 2.5% decrease in sales volume described above, improved operating efficiency and a shift in our sales mix toward lower value-added products, which carry lower production costs per ton.

Mining

Mining cost of sales and services decreased R$182.4 million, or 8.0%, from R$2,283.6 million in the three months ended March 31, 2025 to R$2,101.2 million in the three months ended March 31, 2026, mainly due to a lower volume of iron ore purchased from third parties during the period, while sales volumes remained relatively stable compared to the prior year period.

Cement

Cement cost of sales and services increased R$16.0 million, or 2.0%, from R$807.4 million in the three months ended March 31, 2025 to R$823.4 million in the three months ended March 31, 2026, in line with the segment’s revenue growth, mainly reflecting higher sales volumes, partially offset by improved operating efficiency.

Logistics

Logistics cost of sales and services increased R$260.7 million, or 54.1%, from R$482.1 million in the three months ended March 31, 2025 to R$742.8 million in the three months ended March 31, 2026, mainly driven by the consolidation of our multimodal logistics operations, which expanded the scope of logistics activities, and by higher operating costs during the period.

Energy

Energy cost of sales and services increased R$41.9 million, or 37.2%, from R$112.6 million in the three months ended March 31, 2025 to R$154.5 million in the three months ended March 31, 2026, in line with the segment’s revenue growth, mainly due to adjustments in energy prices and hydrological conditions during the period.

Gross Profit

Gross profit decreased R$9.5 million, or 0.4%, from R$2,532.2 million in the three months ended March 31, 2025 to R$2,522.7 million in the three months ended March 31, 2026, with an impact on gross margin of 0.6 p.p., mainly due to tighter cost control measures and the appreciation of the Brazilian real against the U.S. dollar during the period, which negatively affects certain U.S. dollar-denominated inputs.

Steel

Gross profit in the steel segment decreased R$89.1 million, or 20.1%, from R$443.6 million in the three months ended March 31, 2025 to R$354.5 million in the three months ended March 31, 2026, due to the reasons discussed above.

Mining

Gross profit in the mining segment decreased R$63.5 million, or 5.5%, from R$1,148.5 million in the three months ended March 31, 2025 to R$1,085.0 million in the three months ended March 31, 2026, due to the reasons discussed above.

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Cement

Gross profit in the cement segment increased R$138.4 million, or 47.0%, from R$294.3 million in the three months ended March 31, 2025 to R$432.7 million in the three months ended March 31, 2026, due to the reasons discussed above.

Logistics

Gross profit in the logistics segment increased R$39.5 million, or 13.7%, from R$288.6 million in the three months ended March 31, 2025 to R$328.1 million in the three months ended March 31, 2026, due to the reasons discussed above.

Energy

Gross profit in the energy segment decreased R$17.6 million, or 26.7%, from R$65.8 million in the three months ended March 31, 2025 to R$48.2 million in the three months ended March 31, 2026, due to the reasons discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$60.3 million, or 4.7%, from R$1,277.6 million in the three months ended March 31, 2025 to R$1,337.9 million in the three months ended March 31, 2026, reflecting higher freight costs during the period and the consolidation of our multimodal logistics operations, which more than offset our ongoing cost discipline efforts. Selling expenses increased R$36.7 million, or 3.5%, from R$1,060.2 million in the three months ended March 31, 2025 to R$1,096.9 million in the three months ended March 31, 2026. General and administrative expenses increased R$23.6 million, or 10.9%, from R$217.4 million in the three months ended March 31, 2025 to R$241.0 million in the three months ended March 31, 2026.

Other Operating (Expenses)/Income, Net

Other operating income decreased R$60.6 million, or 90.4%, from R$67.0 million in the three months ended March 31, 2025 to R$6.4 million in the three months ended March 31, 2026, mainly due to R$26.1 million in tax recovery, relating to the realization of tax credits arising from the exclusion of freight from excise tax on manufactured products (imposto sobre produtos industrializados – IPI) calculation basis, and R$28.1 million in certain other operating income. Other operating expenses increased R$408.3 million, or 79.7%, from R$512.4 million in the three months ended March 31, 2025 to R$920.7 million in the three months ended March 31, 2026, mainly due to R$195.2 million in loss on inventories and R$235.0 million in realized cash flow hedge.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$54.6 million, or 69.6%, from R$78.4 million in the three months ended March 31, 2025 to R$23.8 million in the three months ended March 31, 2026, mainly due to a R$76.8 million decrease in our equity in the results of MRS and a R$2.9 million net decrease in our equity in the results of our other affiliated companies, partially offset by increases of R$16.4 million and R$8.7 million in our equity in the results of Companhia Estadual de Geração de Energia Elétrica (“CEEE-G”) and Transnordestina Logística S.A., respectively.

Income before Financial Income (Expenses)

Income before financial income (expenses) decreased R$593.3 million, or 66.8%, from R$887.6 million in the three months ended March 31, 2025 to R$294.3 million in the three months ended March 31, 2026, mainly due to the reasons discussed above.

Financial Income (Expenses), Net

Financial income (expenses), net decreased R$543.4 million, or 29.4%, from financial expenses of R$1,850.3 million in the three months ended March 31, 2025 to financial expenses of R$1,306.9 million in the three months ended March 31, 2026, mainly due to: (i) a decrease of R$101.9 million in interest expense on borrowings and financing in foreign currency, and (ii) a decrease of R$612.8 million in exchange rate fluctuations, reflecting the appreciation of the Brazilian real against the U.S. dollar during the period, partially offset by (i) a decrease of R$246.1 million in income from financial investments, and (ii) an increase of R$52.9 million in capitalized interest in mining expansion projects and productivity and modernization projects to improve performance, including major overhauls of coke batteries.

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Income Taxes

Income tax expense in Brazil refers to federal income tax (imposto de renda da pessoa jurídica – IRPJ) and social contribution (contribuição social sobre o lucro – CSLL). The statutory rates for these taxes applicable to the periods presented were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate is volatile among fiscal periods.

At statutory rates, we had an income tax and social contribution benefit of R$327.3 million in the three months ended March 31, 2025 and an income tax and social contribution benefit of R$344.3 million in the three months ended March 31, 2026, which represents, in each period, 34.0% of our income before income taxes. After adjustments to meet the effective income tax rates and social contribution, we recorded an income tax and social contribution benefit of R$231.1 million in the three months ended March 31, 2025 and an income tax and social contribution benefit of R$457.5 million in the three months ended March 31, 2026. Expressed as a percentage of pretax income, our effective income tax rate was 24.0% positive in the three months ended March 31, 2025 and 45.2% positive in the three months ended March 31, 2026. In three months ended March 31, 2026, in order to meet the effective income tax rate, we had a net adjustment of R$113.2 million, mainly due to a positive impact of R$178.2 million from differences in tax rates applicable to foreign subsidiaries.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

For further information, see note 19.a to our consolidated interim financial information as of March 31, 2026.

Net Income/(Loss) for the Period

In the three months ended March 31, 2026, we recorded a net loss of R$555.0 million, as compared to a net loss of R$731.6 million in the three months ended March 31, 2025. The decrease of R$176.6 million in net loss was due to the reasons discussed above.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents decreased by R$1,598.2 million in the three months ended March 31, 2026, as compared to a decrease of R$3,522.8 million in cash and cash equivalents in the three months ended March 31, 2025.

Operating Activities

Cash used in operating activities decreased by R$377.1 million, or 32.7%, from R$1,153.6 million in the three months ended March 31, 2025 to R$776.5 million in the three months ended March 31, 2026, mainly due to a decrease of R$110.0 million in non-cash adjustments of exchange, monetary and cash flow hedge and an increase of R$156.0 million in depreciation, amortization and depletion.

Additionally, we had a change in certain operating assets and liabilities, including an increase of R$1,605.0 million in customer advances, a decrease of R$637,9 million in our forfaiting contracts, and an increase of R$107.8 million in inventory, which effects were partially offset by a decrease of R$994.8 million in trade receivables – third parties.

Investment Activities

Cash used in investment activities decreased by R$556.7 million, or 47.1%, from R$1,182.8 million in the three months ended March 31, 2025 to R$626.1 million in the three months ended March 31, 2026, mainly due to a R$528.4 million increase in proceeds from loans receivable from related parties, reflecting the repayment of a loan by an unconsolidated joint venture, and the absence, in the three months ended March 31, 2026, of a R$35.9 million outflow related to the acquisition of Gramperfil, which operates in the steel segment in Portugal and was acquired in March 2025.

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Financing Activities

Cash used in financing activities decreased by R$960.7 million, or 79.2%, from R$1,214.0 million in the three months ended March 31, 2025 to R$253.3 million in the three months ended March 31, 2026, mainly due to a decrease of R$3,237.8 million in amortization of borrowings and financing in 2026, as compared to 2025, and an increase of R$772.6 million in receipt of dividends, from the assignment of dividends receivable from CSN Mineração S.A. to Banco Fibra S.A., a related party. These effects were partially offset by a decrease of R$3,094.6 million in new borrowings and financing, reflecting the lower volume of funding raised during the period.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net revenue, measured in days of sales, was 21 days and 18 days as of March 31, 2026 and 2025, respectively, based on net revenue for the respective three-month periods then ended, and 17 days, 21 days and 23 days as of December 31, 2025, 2024 and 2023, respectively, based on net revenue for the respective twelve-month periods then ended.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of sales, measured in days of cost of sales, was 99 days and 92 days as of March 31, 2026 and 2025, respectively, and 103 days, 105 days and 91 days as of December 31, 2025, 2024 and 2023, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our annualized trade accounts payable by our cost of sales, measured in days of cost of sales, was 105 days and 116 days as of March 31, 2026 and 2025, respectively, and 113 days, 110 days and 136 days as of December 31, 2025, 2024 and 2023, respectively. This decrease in extension payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of March 31, 2026, cash and cash equivalents were R$12,822.8 million, as compared to R$14,421.0 million as of December 31, 2025, R$23,310.2 million as of December 31, 2024 and R$16,046.2 million as of December 31, 2023, due to the reasons discussed above.

As of March 31, 2026, our current and non-current liabilities accounted for 17.9% and 82.1%, respectively, of our Gross Debt (comprising current and non-current portions of borrowings and financing), and the average term of our Gross Debt was equivalent to 41.5 months.

Capital Expenditures and Investments

In the three months ended March 31, 2026, we had capital expenditures and investments of R$1,125.5 million (purchase of property, plant and equipment, intangible assets and investment property), comprising:

•	R$447.8 million in our steel segment: productivity and modernization projects to improve performance, including major overhauls of coke batteries, automation and efficiency improvements, maintenance and spare parts across all of our steel facilities.
•	R$438.3 million in our mining segment: mining expansion projects, investments in tailings filtering and expansion of the Itaguaí port.
•	R$183.7 million in our cement segment: sustaining projects in our Volta Redonda, Arcos, Alhandra, Pedro Leopoldo and Barroso units.

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•	R$55.7 million in our logistics and energy segments.

Debt and Derivative Instruments

As of March 31, 2026 and December 31, 2025, our Gross Debt was R$50,435.2 million and R$52,924.6 million, respectively, which represents 317.3% and 336.3% of shareholders’ equity as of March 31, 2026 and December 31, 2025, respectively. As of March 31, 2026, our current borrowing and financing was R$9,075.6 million and our non-current borrowings and financing was R$41,359.6 million.

As of March 31, 2026, 38.0% of our Gross Debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars and Euros. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings and financing, which we record at amortized cost as of March 31, 2026:

	As of March 31, 2026
	Current liabilities	Non-current liabilities
	(in millions of R$)
Foreign Debt
Floating rates:
US$
Prepayment	1,847.6	5,906.4
Fixed rates:
US$
Bonds, Facility and ACC	3,895.5	19,064.2
EUR
Facility	667.2	293.3
	6,410.3	25,263.9

Debt Agreements in R$
Floating rate securities:
R$
BNDES/FINAME/FINEP, Debentures, CRI and NCE	2,756.0	16,648.1
Total borrowings and financing	9,166.3	41,912.0
Transaction costs and issue premiums	(90.7)	(552.4)
Total borrowings and financing, plus transaction costs	9,075.6	41,359.6

The following table sets forth the average interest rate of our borrowings and financing as of March 31, 2026:

		As of March 31, 2026
	Average interest rate(1)	Total Debt
		(in millions of R$)
US$	6.41%	30,713.7
EUR	3.41%	960.5
R$	16.40%	19,404.1
		51,078.3

_____________

(1)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of March 31, 2026.

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Certain Restrictive Debt Instruments

Pursuant to several of our existing debt instruments, we and certain of our subsidiaries are subject to various restrictions, which include customary restrictions on the payment of dividends upon an event of default, depending on the terms of the applicable instrument. In addition, our debentures and other existing debt instruments include cross-default and/or cross-acceleration event of default provisions. Set forth below is a summary of our principal debt instruments that impose restrictions on certain of our subsidiaries.

CEEE-G Third Issuance of Debentures

In January 2025, CEEE-G approved the issuance of its third series of debentures in an aggregate principal amount of R$1,200 million. The debentures bear interest at a rate of IPCA + 8.7219% per annum and mature on 2041. Pursuant to the indenture governing the debentures, CEEE-G is restricted from redeeming or amortizing shares and from declaring or paying dividends (including mandatory minimum dividends, interest on equity, or any other shareholder distributions), subject to certain exceptions as set forth therein. As of March 31, 2026, the outstanding principal amount under the debentures was R$1,282 million (US$ 246.0 million).

Bridge Loan Facility

On April 13, 2026, CSN Inova Ventures, as borrower, obtained a new US$1.2 billion senior secured syndicated credit facility (the “Bridge Loan Facility”), guaranteed by CSN and CSN Cimentos Brasil S.A, from a syndicate of banks, maturing in five years. The purpose of the Bridge Loan Facility is to repay and refinance certain outstanding debt maturing between March 20, 2026 and December 31, 2028. The Bridge Loan Facility may be increased to up to US$1.4 billion and bears interest at a variable rate, subject to adjustments from time to time based on, among other factors, the Z-Spreads of our outstanding notes due 2030, 2031 and 2032, and other step ups in case the sale of CSN Cimentos Brasil S.A. is not consummated by certain step-up dates. The Bridge Loan is part of a series of strategic initiatives aimed at improving our liquidity position, optimizing our capital structure and reorganizing our business portfolio (the “Divestment Plan”). Pursuant to the Bridge Loan Facility, CSN Inova Ventures, CSN, CSN Cimentos and certain of CSN’s subsidiaries are subject to certain restrictions, including restrictions on the ability to declare or pay dividends, make other distributions, make investments and incur indebtedness, as well as financial covenants, including certain financial ratios tested on a periodic basis, in each case subject to certain exceptions as set forth therein.

The Bridge Loan Facility is secured by share pledges over equity interests held in certain of CSN’s subsidiaries, including a pledge granted by CSN over its equity interests in CSN Cimentos.

As of the date of this report, lenders have disbursed US$1.2 billion under the facility.

Debt Maturity Schedule

The following chart sets forth our debt maturity profile as of March 31, 2026:

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_____________

* In millions of R$. Does not consider accrued interest, transaction costs or premiums on issuance.

The following table sets forth the maturity profile of our debt as of March 31, 2026:

Maturity	Principal Amount
(in millions of R$)
2026	7,601.1
2027	8,430.1
2028	11,748.5
2029	2,294.7
2030	5,803.5
2031-2033	11,996.0
After 2033	3,204.3
Total	51,078.2

For further information on our indebtedness, see note 13 to our consolidated interim financial information as of March 31, 2026.

Trend Information

In the three months ended March 31, 2026, our steel segment continued to operate in a challenging domestic market, particularly due to price pressure from imported materials during the first two months of the quarter. Commercial activity improved in March, supported by increased demand in export markets, although profitability remained pressured by lower average prices, exchange-rate fluctuations and a product mix with lower value added.

In the mining segment, sales volume totaled 9.6 million tons in the first quarter of 2026, reflecting the impact of heavier rainfall during the quarter. However, own production increased by 6.4% year over year, and TECAR recorded first quarter shipments of 8.7 million tons. Profitability benefited from elevated iron ore prices, an improved export mix and a higher share of own production, partially offset by higher seaborne freight costs. Higher seaborne freight costs resulting from the war in Iran is expected to adversely impact the results of our mining segment in the second quarter.

In the cement segment, sales volume totaled 3,064 million tons in the first quarter of 2026, a 4.5% decrease compared to the same period in 2025, mainly due to the impact of heavier rainfall during the quarter as compared to the prior year and our strategy of prioritizing value over volume. Net revenue increased by 14.0% year over year, reflecting price improvements, consistent demand and a favorable commercial environment that benefited from real estate market dynamics and the Minha Casa, Minha Vida program, a Brazilian federal government affordable housing initiative.

Our logistics segment remained one of the main pillars of our verticalization strategy and benefited from the consolidation of our multimodal logistics operations, despite the impact of heavier rainfall during the quarter.

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Our energy segment recorded net revenue of R$202.7 million in the first quarter of 2026, an increase of 13.6% compared to the same period in 2025, primarily reflecting favorable prices during the period.

We also continued to advance our liability management strategy in the first quarter of 2026. As of March 31, 2026, consolidated Adjusted Net Debt totaled R$40.5 billion and our leverage ratio, measured by Adjusted Net Debt/LTM EBITDA, was 3.36x. This performance was supported by our new iron ore prepayment agreement and the positive effect of exchange-rate variation on foreign currency debt. On April 2026, we also entered into the Bridge Loan Facility. For more information on the Bridge Loan Facility, see “—Debt and Derivative Instruments.”

The announcement and implementation of additional tariffs by the United States on certain Brazilian exports affected our steel export strategy and steel export volumes during the period. However, these measures did not have a material adverse effect on our consolidated results of operations for the three months ended March 31, 2026, given our diversified product portfolio, commercial flexibility and strong presence in the Brazilian domestic market.

The Brazilian domestic steel market also remained pressured by the continued inflow of imported material, particularly from China and other Asian countries, which increased competition and continued to put downward pressure on domestic steel prices and margins. According to Instituto Aço Brasil, Brazilian steel imports totaled 1.8 million tons in the first quarter of 2026, an increase of 4.2% compared to the same period of 2025. If this trend continues or intensifies, it could further reduce market prices, adversely affect demand for our steel products and negatively impact our profitability.

Recent Developments

Non-Binding Offers for CSN Cimentos

On May 2026, we received non-binding offers for the potential sale of our cement subsidiary, CSN Cimentos, which we are currently reviewing. The divestment process pursuant to our Divestment Plan, as disclosed on January 15, 2026, remains ongoing, and we expect to conclude this transaction by the end of 2026. No binding agreement has been executed, and there can be no assurance that the divestment will be consummated or, if consummated, on the terms or within the timeframe contemplated. For more information on risks relating to the potential sale of our cement subsidiary, see “Item 3. Key Information––3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—We may not be able to consummate expected divestures or proposed acquisitions or integrate acquired businesses successfully” in our 2025 Annual Report. For more information on our investments and divestitures, see “Item 4. Information on the Company—4B. Business Overview—Investments and Divestitures” in our 2025 Annual Report.

Preliminary Estimated Results for the Six Months Ended June 30, 2026

The preliminary financial information for the six months ended June 30, 2026 is based on information available to us as of the date of this Form 6-K and is subject to the completion of our financial closing procedures and final adjustments. Accordingly, this preliminary financial information is inherently uncertain, subject to change and should not be viewed as a substitute for financial statements prepared in accordance with IFRS. Neither our independent auditors nor any other independent accountants have audited, reviewed, compiled, examined or performed any procedures with respect to the preliminary financial information, nor have they expressed any opinion or any other form of assurance thereon. Accordingly, they assume no responsibility for, and disclaim any association with, the preliminary financial information. This information is subject to further review from our board of directors and audit committee. Our actual results for the six months ended June 30, 2026 may differ, and such differences may be material, as a result of the completion of our financial closing procedures, final adjustments and other developments arising prior to the completion of our financial statements. You should not place undue reliance on this preliminary financial information. This section should be read together with the sections entitled “3D. Risk Factors” and “Forward-Looking Statements” in our 2025 Annual Report.

The following includes our expectations as of and for the six months ended June 30, 2026:

•	Net revenue: generally consistent with the same period of 2025;
•	Adjusted EBITDA: range between R$5.3 billion and R$5.4 billion, as compared to R$5.2 billion in the six months ended June 30, 2025;

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•	Net Loss: range between R$1.3 billion and R$1.4 billion, as compared to a net loss of R$861.9 million in the six months ended June 30, 2025;
•	Gross Debt and Adjusted Net Debt: increase in our Gross Debt and Adjusted Net Debt to an amount not above R$54.0 billion and R$44.0 billion, respectively (as compared to R$50.4 billion and R$40.5 billion, respectively, as of March 31, 2026);
•	Cash and cash equivalents: slight increase as compared to our R$12.8 billion position as of March 31, 2026; and
  Leverage ratio: a moderate increase in our leverage ratio as of June 30, 2026 when compared to March 31, 2026, but not above a 3.5x leverage.

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SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 2026	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Antonio Marco Campos Rabello Antonio Marco Campos Rabello
	Title:	Chief Financial and Investor Relations Officer